

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

<u>Via E-Mail</u>
Mr. Michael Mathews
Chairman
Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, New York 10019

     Re: Wizard World, Inc.
            Form 8-K/A
            Filed April 20, 2012
            Form 10-K/A for Fiscal Year Ended
            December 31, 2010
            Filed April 23, 2012
            Form 10-K for Fiscal Year Ended
            December 31, 2011
            Filed April 16, 2012
            File No. 000-33383

Dear Mr. Mathews:

      We issued comments to you on the above captioned filings on May 16, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 2, 2012 to provide a substantive response to these comments.

      If you do not respond to the outstanding comments or contact us by July 2, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact Adam F. Turk at (202) 551-3657 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director